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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                              CAESARS WORLD, INC.
                           (NAME OF SUBJECT COMPANY)

                              CAESARS WORLD, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  127695 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 PHILIP L. BALL
                             SENIOR VICE PRESIDENT
                              AND GENERAL COUNSEL
                             1801 CENTURY PARK EAST
                                   SUITE 2600
                         LOS ANGELES, CALIFORNIA 90067
                                 (310) 552-2711
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT).

                                With a Copy to:

                             MORRIS J. KRAMER, ESQ.
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Caesars World, Inc., a Florida corporation (the "Company"), and the address of the principal executive offices of the Company is 1801 Century Park East, Suite 2600, Los Angeles, California, 90067. The title of the class of equity securities to which this statement relates is the common stock, par value $.10 per share, of the Company (the "Common Stock"), together with the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of January 10, 1989, as amended, between the Company and First Chicago Trust Company of New York, as successor Rights Agent.

ITEM 2. TENDER OFFER OF THE PURCHASER.

  This statement relates to a tender offer by ITT Florida Enterprises, Inc., a Florida corporation (the "Purchaser"), and a wholly owned subsidiary of ITT Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated December 23, 1994 (the "Schedule 14D-1"), to purchase all outstanding Shares, at a price of $67.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 1994 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer" and are contained within the Schedule 14D-1).

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 19, 1994 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and satisfaction or waiver of all remaining conditions, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

  Based on the information in the Schedule 14D-1, the principal executive offices of the Purchaser and Parent are located at 1330 Avenue of the Americas, New York, New York 10019.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates or (ii) the Purchaser, its executive officers, directors or affiliates, is described in the attached
Schedule I or set forth below.

THE MERGER AGREEMENT

  The summary of the Merger Agreement contained in the Offer to Purchase which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Schedule 14D-1, a copy of which is enclosed with this
Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. The following is a summary of certain portions of the Merger Agreement which relate to arrangements among the Company, Parent and the Company's executive officers and directors.

  Board Representation. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, any Shares by the Purchaser pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors on the Board of Directors of the Company such that the Purchaser, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will control a majority of such directors, and the Company and its Board of Directors shall, at such

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time, take any and all such action needed to cause the Purchaser's designees to be appointed to the Company's Board of Directors. Subject to applicable law, the Company is required to take all action requested by Parent which is reasonably necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, a copy of which is attached as Schedule I hereto.

  Agreement with Respect to Employee Matters. The Merger Agreement provides that Parent shall cause the Surviving Corporation to take such actions as are necessary so that, for a period of not less than one year after the Effective Time (as defined in the Merger Agreement), nonunion employees of the Company and its subsidiaries who continue their employment after the Effective Time will be provided employee compensation and other benefits which in the aggregate are at least generally comparable to those provided to such employees as of the date of the Merger Agreement; provided, that it is understood that after the Effective Time (x) neither Parent nor the Surviving Corporation will have any obligation to issue or adopt any plans or arrangements to provide for the issuance of shares of capital stock, warrants, options, stock appreciation rights or other rights in respect of any shares of capital stock of any entity or any securities convertible or exchangeable into such shares pursuant to any such plan or program, (y) nothing therein shall require the Surviving Corporation to maintain any particular plan or arrangement and (z) nothing therein shall prevent or preclude the Surviving Corporation from continuing any requirement for employee contributions under any employee benefit plans in the same proportions as the employee-paid portion under such plans constituted prior to the Effective Time. Clauses (x), (y) and (z) of the immediately preceding sentence are subject to the following four additional provisions: (1) nothing in the employee benefits section of the Merger Agreement is intended to cancel or modify any Company obligations which by their terms and applicable law extend beyond the Effective Time (but stock options, stock appreciation rights and restricted and contingent stock will be treated in accordance with the terms of the Merger Agreement); (2) the Company's two Executive Security Plans ("ESPs") will remain in effect for all purposes for one year after the Effective Time for existing participants; (3) the 1985 ESP may be amended so that its offset provision does not apply to the Company's 401(k) Retirement Savings Plan (but such offset provision would apply to the Parent's tax-qualified pension plan if it were adopted by the Company); (4) in calculating the annual bonuses for the current fiscal year of the Company, charges or equity adjustments related to or arising from the transactions contemplated by the Merger Agreement shall not be taken into account (but this provision shall not be deemed to indicate any commitment to continuing such bonus plans beyond the Effective Time); and (5) prior to the acquisition of Shares pursuant to the Offer, Parent and Company will enter into revised employment agreements with its Chief Executive Officer and President in the respective forms of agreements attached as Exhibits 3 and 4.

  In the Merger Agreement, Parent has stated its current intention that, following the first anniversary of the Effective Time, it will provide employee compensation and other benefits for the employees of the Company and its subsidiaries which are at least generally comparable in the aggregate to the employee compensation and other benefits for other employees of Parent and its subsidiaries. All service credited to each employee by the Company through the Effective Time will be recognized by Parent for purposes of vesting and eligibility (including for enhanced vacation) under any employee benefit plan provided by Parent for the benefit of such employees.

  Agreement with Respect to Director and Officer Indemnification and
Insurance. The Merger Agreement provides that the indemnification obligations set forth in the Company's Amended and Restated Articles of Incorporation and By-laws on the date of the Merger Agreement shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Effective Time were directors, officers, employees or agents of the Company.

  Pursuant to the terms of the Merger Agreement, for a period of six years from the Effective Time, the Surviving Corporation shall, unless Parent agrees in writing to guarantee the indemnification obligations set forth in the preceding paragraph, either (x) maintain in effect the Company's current directors' and officers' liability insurance covering those persons who were covered by the Company's directors' and officers' liability

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insurance policy on the date of the Merger Agreement; provided, however, that in no event is the Surviving Corporation required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by the Company for such insurance which the Company has represented to Parent and the Purchaser to be $795,000 for the twelve month period ending March 17, 1995; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount or (y) cause the Parent's directors' or officers' liability insurance then in effect to cover those persons who are covered on the date of the Merger Agreement by the Company's directors' and officers' liability insurance policy with respect to those matters covered by the Company's directors' and officers' liability policy.

  The obligations set forth above are binding on all successors and assigns of Parent and the Surviving Corporation.

THE OPTION AGREEMENT

  In connection with the execution of the Merger Agreement, the Company, Parent and the Purchaser have entered into an Option Agreement, dated as of December 19, 1994 (the "Option Agreement"), pursuant to which the Company has agreed to grant the Purchaser an irrevocable option (the "Option") to purchase from the Company up to 5,000,000 newly-issued Shares, plus all shares of Common Stock held in treasury, at a price of $67.50 per Share. The Option is exercisable upon the acceptance by Purchaser (or any other affiliate of Parent) of Shares for payment pursuant to the Offer.

CERTAIN CONFLICTS

  Stock Options. As of the date of filing of this Schedule 14D-9, the current directors and executive officers of the Company as a group hold stock options granted under the Option Plans (as defined in the Merger Agreement) to purchase an aggregate of 180,125 Shares at exercise prices ranging from $13.25 to $51.13 per Share. In accordance with the terms of the Merger Agreement, the Company shall use its best efforts to assure that (i) each stock option shall be accelerated to be fully exercisable prior to the consummation of the Offer and
(ii) each holder of a stock option granted under the Option Plans which is outstanding immediately prior to the consummation of the Offer will be cancelled in exchange for an amount in cash equal to the product of (y) the number of Shares subject to such stock option immediately prior to the consummation of the Offer and (z) the excess of the price per Share to be paid in the Offer over the per Share exercise price of such stock option; provided, however, that any such stock option granted to a non-employee director of the Company as of December 8, 1994 shall be cancelled at the Effective Time (as defined in the Merger Agreement). Since the only stock appreciation rights ("SARs") held by the current directors and executive officers of the Company were related to their stock options (although the executive officers have tax withholding rights with respect to their contingent and restricted Shares), no additional payments will be made with respect to any such SAR.

  Restricted Shares. As of the date of filing of this Schedule 14D-9, the executive officers of the Company as a group hold 425,802 restricted Shares; the non-employee directors do not hold any restricted Shares. The restrictions on all such Shares lapse upon a Change in Control (as defined) of the Company. The Purchaser's acquisition of Shares pursuant to the Offer will constitute such a Change in Control. As of the Effective Time all such Shares shall be converted into the right to receive from the Surviving Corporation in cash, without interest, the price paid for each Share in the Offer.

  Rabbi Trusts. On June 1, 1989, the Company established the Caesars World, Inc. and Subsidiaries Benefit Trust Agreement and the Boardwalk Regency Corporation Trust Agreement (the "Rabbi Trusts") to secure the payment of benefits under the Company's Executive Security Plan and the 1985 Executive Security Plan (the "ESPs"). The Purchaser's acquisition of Shares pursuant to the Offer will constitute a Change in Control of the Company under the Rabbi Trusts. Thereafter, the Rabbi Trusts generally can be amended only by a written instrument signed by the Company and the respective trustee which has the written consent of participants then having unpaid benefits under the respective Rabbi Trust equal to at least 65% of the trust corpus. As of July 31, 1994, the aggregate amount held in the Rabbi Trusts was $12,756,000. A Change in Control of the Company does not have any direct effect upon the ESPs. As of November 21, 1994, the

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Caesars World, Inc. and Subsidiaries Benefit Trust Agreement was amended to secure the payment of $1,080,934 of the supplemental retirement benefit provided to Mr. Gluck and $177,146 of the supplemental retirement benefit provided to Mr. Lanni in their respective Employment Agreements and funding thereof was authorized.

  Contingent Severance Agreements. The Company maintains contingent severance agreements with all its executive officers and certain other key employees. These agreements provide for the payment of certain severance and other benefits upon certain qualifying terminations of the employment of such officers within 36 months after a Change in Control of the Company. The acquisition of Shares pursuant to the Offer will constitute a Change in Control for purposes of those contingent severance agreements.

  Employment Agreements. The Company maintains employment agreements with Messrs. Gluck (its Chief Executive Officer) and Lanni (its President and Chief Operating Officer). These agreements provide, among other things, for the payment of certain severance and other benefits upon certain qualifying terminations of the employment of such officers within the respective Terms of the agreements (as defined therein) and after a Change in Control of the Company. The acquisition of Shares pursuant to the Offer will constitute a Change in Control for purposes of these employment agreements. However, pursuant to the Merger Agreement, Parent and Company will enter into an Amended and Restated Employment Agreement ("Amended Agreement") with each of Messrs. Gluck and Lanni. The Amended Agreements will differ from the respective existing agreements primarily as follows: (1) Parent will guarantee each Amended Agreement; (2) the Term of each Amended Agreement will be a fixed term instead of an evergreen term; (3) Mr. Gluck will report to the Chief Executive Officer of the Parent; (4) the annual bonus under each Amended Agreement will be the higher of the amount computed under the respective existing agreement or the amount computed under the Parent's annual bonus plan; (5) Messrs. Gluck and Lanni will each receive an annual grant of a stock option for shares of Parent common stock (35,000 shares for Mr. Gluck and 20,000 shares for Mr. Lanni), with an exercise price equal to the fair market value of such shares on the date of grant; (6) either Mr. Gluck or Mr. Lanni can be temporarily replaced if he is unable to substantially perform his duties for 60 days and can be permanently replaced (without such replacement being a breach of the agreement) if he is unable to substantially perform his duties for a year; (7) payments and benefits which may be treated as "parachute payments" under Section 280G of the Internal Revenue Code of 1986, as amended, will be computed so that the recipient receives the higher of the net amounts produced by (x) providing a "safe harbor cap" for such payments or (y) making such payments without imposing a safe harbor cap; and (8) the acquisition of Shares pursuant to the Offer will constitute a Change in Control for purposes of the Amended Agreement, but no subsequent transaction or event will constitute a Change in Control.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

  The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and unanimously recommends that all holders of Shares tender such Shares pursuant to the Offer.

  (B) BACKGROUND; REASONS FOR THE RECOMMENDATION.

  Henry Gluck, Chairman and Chief Executive Officer of the Company, and Rand V. Araskog, Chairman and Chief Executive Officer of Parent, have known each other for a number of years and have had regular contact from time to time.

  During September 1994, Mr. Araskog telephoned Mr. Gluck to suggest a meeting to discuss matters of mutual interest. At a meeting in Los Angeles on October 28, 1994, Mr. Araskog discussed the idea of a proposed merger and the benefits for each company. Mr. Gluck stated that he would consider the idea.

  On November 18, 1994, Mr. Gluck and Mr. Araskog met in New York and discussed the idea of a merger. During the course of this meeting Mr. Araskog indicated that, if the Company was interested, Parent was prepared to pay a significant cash premium for the Shares and at a cash price slightly higher than the

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Shares had previously traded. Mr. Araskog also indicated that he would suggest inviting Mr. Gluck to join the Board of Directors of Parent. These discussions were preliminary and both men indicated that they had not yet retained independent investment bankers to give financial advice. No decisions or commitments were made, but it was agreed that discussions would continue.

  During the week of November 21, 1994, a number of discussions were held between counsel for Parent and the Company concerning a proposed confidentiality and standstill agreement. Some conversations between Mr. Gluck and Mr. Araskog also occurred during this time about the possibility of a confidentiality agreement. No agreement was executed by the parties at this time.

  Between November 25 and December 9, 1994, a number of meetings and telephone conversations were held between representatives of Merrill Lynch & Co. ("Merrill Lynch") and representatives of Bear, Stearns & Co. Inc. ("Bear Stearns") the independent financial advisors to the Company and Parent, respectively. These meetings and telephone conversations were held with a view toward reaching an understanding and consensus concerning a mutually acceptable price per Share for the Merger, but none of these meetings resulted in an understanding on price or other matters. During these discussions, representatives of Bear Stearns indicated to representatives of Merrill Lynch an expression of Parent's interest in a transaction at a price near $60 per Share. On December 2, 1994, representatives of Merrill Lynch informed representatives of Bear Stearns that neither Merrill Lynch nor the Company's management would be prepared to recommend this price to the Board of Directors of the Company.

  On December 6, 1994, representatives of Bear Stearns informed representatives of Merrill Lynch that Parent would be willing to offer $67 per Share, but that Parent was not willing to consider a higher price. Representatives of Bear Stearns further indicated that it was a condition to Parent's willingness to enter into an agreement to acquire the Company that there be certain other provisions in the agreement in the event of the termination of the Merger Agreement by the Company in connection with a competing transaction. These other provisions included a $3 per Share break-up fee and an unspecified expense reimbursement.

  On December 8, 1994, the Company's Board of Directors held an informational meeting with representatives of Merrill Lynch and the Company's legal counsel and special Florida counsel representing the four non-management directors. Merrill Lynch's representatives reviewed the results of their discussions with Bear Stearns' representatives to date and the basis upon which Parent indicated its willingness to proceed. Following discussion of these matters, and after receiving advice of legal and special counsel with respect to certain legal matters including their fiduciary obligations in connection with a sale of the Company, the Board of Directors authorized management to proceed with its discussions with Parent.

  At a meeting held in New York on December 12, 1994, Mr. Gluck and Mr. Araskog tentatively agreed on the price per Share of $67.50, and the break-up fee and expense reimbursement provisions reflected in the Merger Agreement, subject to completion of negotiation on other matters and a definitive agreement and the approval of the Company's Board of Directors. On December 16, 1994, Parent executed a confidentiality agreement and received certain cash flow information concerning the Company's financial forecast for fiscal 1995 prepared in the Spring of 1994. Negotiations between the Company and Parent continued through December 19, 1994, culminating in the execution of a Merger Agreement.

  On December 18, 1994, the Company's Board of Directors convened in Los Angeles, California to consider the terms of the proposed transaction and to approve a form of definitive agreement. Representatives of Merrill Lynch made a presentation to the Board of Directors and delivered the oral opinion of Merrill Lynch that, as of that date and based upon and subject to the matters reviewed with the Board of Directors, the $67.50 per Share cash consideration to be received by the holders of the Shares in the Offer and the Merger was fair to such holders from a financial point of view. The Company's legal counsel reviewed the principal aspects of the Merger Agreement. The Board of Directors, as a whole, and such non-management directors, in separate sessions with their special counsel and representatives of Merrill Lynch, then analyzed and

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discussed the Offer, the Merger Agreement, the Option Agreement and the Merger.
The Board of Directors unanimously approved the Merger Agreement, the Option Agreement and the transactions contemplated thereby and unanimously resolved to recommend acceptance of the Offer and approval and adoption of the Merger and the Merger Agreement by the Company's stockholders.

  In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares tender such Shares pursuant to the Offer, the Board of Directors considered a number of factors, including:

    (i) the terms of the Merger;

    (ii) presentations by management and the Company's financial advisors regarding, among other things, the financial condition, results of operations, business and prospects of the Company, including consideration of the significant amounts of capital that will be required to maintain and expand the Company's operations in the future;

    (iii) that the $67.50 per Share price in the Offer represents (x) a premium of approximately 49% over the closing price for the Shares on December 16, 1994, the last trading day prior to the public announcement of the execution of the Merger Agreement and (y) a price higher than the Shares have ever traded;

    (iv) the oral opinion of Merrill Lynch delivered at the meeting on December 18, 1994, and subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to the matters reviewed with the Board of Directors, the $67.50 per Share cash consideration to be received by the holders of the Shares pursuant to the Offer and the Merger was fair to such holders from a financial point of view. A copy of the written opinion of Merrill Lynch is attached hereto as Exhibit 7 and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF MERRILL LYNCH CAREFULLY IN ITS ENTIRETY;

    (v) Parent's condition to its holding the discussions and negotiations with the Company that led to the Merger Agreement that the Company and its representatives not solicit possible acquisition interest from third parties and that no such solicitation had been undertaken. In determining that this was an appropriate course, the Board considered, among other things, (l) the uncertainties and potential adverse impact that a "public" auction of the Company could have on the business, employees and prospects of the Company, including its relationships with third parties, (2) the fact that Parent had advised that it was unwilling to engage in a bidding contest for the Company, (3) its belief, after considering the presentation of its financial advisor, that the price per Share in the Offer and Merger was sufficiently attractive so that it did not feel compelled to seek other offers prior to executing the Merger Agreement, and (4) the terms of the Merger Agreement described below in (vi) which permit the Company, under certain circumstances, to participate in discussions with third parties and to enter into a competitive transaction. The Board of Directors, after considering the presentation of its financial advisor, did not believe that the termination provisions referred to in (vii) below would deter a higher offer. The Board also believed, after considering the presentation of its financial advisor, that, based on, among other things, Parent's large size and an analysis of the theoretical alternative bidders, it was unlikely that a third party bidder would be prepared to pay a higher price for the Shares than the consideration offered in the Offer and the Merger, particularly without the Company assuming greater risks of non-consummation than apply to the Offer and the Merger;

    (vi) that the Merger Agreement permits the Company to furnish nonpublic information to, and participate in discussions and negotiations with, any third-party that has submitted a takeover proposal to the Company, if in the opinion of the Board of Directors after consultation with counsel, the failure to take such actions would be inconsistent with the Board of Directors' fiduciary duties to the Company's stockholders under applicable law;

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    (vii) the termination provisions of the Merger Agreement, which were a condition to Parent's proposal, providing that Parent could be entitled to
  (x) a fee of $50 million and (y) reimbursement of expenses of up to $10 million upon the termination of the Merger Agreement in the event the Company enters into or the Board of Directors resolves to enter into, a competitive transaction with a third party, whether before termination of the Merger Agreement or within one year thereafter under certain circumstances; and further providing that, if the Board of Directors withdraws or modifies, or resolves to withdraw or modify, its recommendation with respect to the acceptance by the stockholders of the Offer, the Company will be obligated for the reimbursement of expenses;

    (viii) the limited number of conditions to Parent's obligation to consummate the Offer and the Merger, including the fact that the Offer is not conditioned on financing and that Parent has agreed to place any Shares acquired, or shares of Caesars New Jersey, Inc. acquired, in a voting trust, as well as the fact that the necessity of obtaining regulatory approvals possibly creates a limitation on the number of potential purchasers; and

    (ix) the anticipated benefits of the Merger on the employees, management and the communities in which the Company operates.

  The Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Merrill Lynch was retained, pursuant to a letter agreement, dated December 8, 1994, to act as financial adviser to the Company in connection with the proposed Business Combination (as defined in the letter agreement), including a merger of the Company with Parent, a sale to Parent of 50% or more of the Company's outstanding capital stock, a sale to Parent of all or substantially all of the assets of the Company or similar transactions. The Company agreed to pay Merrill Lynch a fee of $100,000 in cash on the date of the letter agreement. Pursuant to the letter agreement, the Company also agreed that if, during the period Merrill Lynch is retained by the Company or within 12 months thereafter, (a) a Business Combination is consummated with Parent, (b) a transaction comparable to a Business Combination is consummated with a person other than Parent with whom Merrill Lynch is authorized in writing by the Company to have discussions regarding such a transaction during the term of Merrill Lynch's engagement under the letter agreement, (c) the Company enters into an agreement with Parent or any such other person with whom Merrill Lynch is authorized to have discussions which subsequently results in a Business Combination or a comparable transaction or (d) subject to certain exceptions, the Company has entered into an agreement with Parent relating to a Business Combination and, while such an agreement is pending, another person makes an offer which results in an agreement with such person relative to a transaction comparable to a Business Combination and such transaction is subsequently consummated pursuant to such agreement, the Company will pay Merrill Lynch an additional fee in an amount equal to 0.45% of the aggregate purchase price paid in such Business Combination or such comparable transaction, payable in cash upon the closing of such Business Combination or such comparable transaction or, in the case of a tender offer or exchange offer, upon the first purchase or exchange of shares pursuant to such tender offer or exchange offer, as the case may be, resulting in a purchase of at least a majority of the Shares, against which the $100,000 fee described above will be credited. The Company has also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its counsel, and to indemnify Merrill Lynch for certain liabilities arising out of any Business Combination or comparable transaction or the retention of Merrill Lynch, pursuant to, or its performance under, the letter agreement, including liabilities arising under the federal securities laws.

  Merrill Lynch has, in the past, provided certain financial advisory and financing services to the Company and financing services to Parent for which it has received compensation. In the ordinary course of its business, Merrill Lynch may actively trade the securities of the Company and Parent for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

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  Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) Except as set forth in Schedule II hereto, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has sole dispositive power to the Purchaser.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

  (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) None

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  (a) Litigation

  On December 19, 1994, two complaints purporting to be class actions were filed against the Company and certain of its officers and directors. One complaint, entitled Fader, et al., v. Caesars World, et al., C.A. No. 9682 AE, was filed in the Circuit Court in the Fifteenth Judicial Circuit for Palm Beach County, Florida. The other complaint, Gross et al., v. Gluck et al., C.A. No. BC 118368, was filed in the Los Angeles Superior Court of the State of California. The complaints generally allege that the defendants breached their fiduciary duties by accepting the terms of the Offer and the Merger at an unfair and inadequate price, by failing to effectively expose the Company to the marketplace or create an active and open auction, by failing to adequately evaluate the Company's worth, and by failing to act independently and by not acting in the best interests of stockholders. The complaint seeks preliminary and permanent injunctions against consummation of the Merger, damages, costs and attorneys' and accountants' fees.

  (b) FBCA 607.0901

  Section 607.0901 of the Florida Business Corporation Act ("FBCA") purports to regulate certain business combinations of a corporation organized under Florida law, such as the Company, with a shareholder beneficially owning 10% or more of the voting stock of such corporation after the date the relevant person or entity first becomes a 10% shareholder. Section 607.0901 provides that the corporation shall not engage at any time in any business combination with such a shareholder without approval of the holders of two-thirds of the outstanding shares (other than the shares owned by the 10% shareholder), with certain exceptions, including (i) a business combination approved by the disinterested directors of the corporation, (ii) the ownership by the 10% shareholder of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired in a transaction not approved by a majority of the disinterested directors, or (iii) the payment of consideration to holders of voting shares in an amount that is at least equal to certain fair price standards. The Company's Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and, therefore, Section 607.0901 of the FBCA is inapplicable to the Offer and the Merger.

  (c) Information Statement

  The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    EXHIBIT
      NO.
   ---------
   Exhibit 1 Agreement and Plan of Merger, dated as of December 19, 1994, by and among Caesars World, Inc., ITT Florida Enterprises, Inc. and
              ITT Corporation.
   Exhibit 2 Option Agreement, dated December 19, 1994, between Caesars World,
              Inc.
              and ITT Corporation.
   Exhibit 3 Form of Employment Agreement to be entered into between Caesars
              World, Inc. and Henry Gluck.
   Exhibit 4 Form of Employment Agreement to be entered into between Caesars
              World, Inc. and J. Terrence Lanni.
   Exhibit 5 Press Release issued jointly by ITT Corporation and Caesars World,
              Inc. , dated December 19, 1994.
   Exhibit 6 Letter to Stockholders of Henry Gluck and J. Terrence Lanni, dated
              December 23, 1994.*
   Exhibit 7 Opinion of Merrill Lynch & Co., dated December 18, 1994.*
   Exhibit 8 Class Action Complaint in Fader, et al., v. Caesars World et al.,
              No. 9682 AE
              (dated December 19, 1994).
   Exhibit 9 Class Action Complaint in Gross et al., v. Gluck et al., C.A. No.
              BC 118368 (dated December 19, 1994).

- --------
* Included in copies mailed to shareholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 1994                  CAESARS WORLD, INC.



                                          By /s/ Philip L. Ball
                                            ----------------------------------
                                            Name:  Philip L. Ball
                                            Title: Senior Vice President and
                                                    General Counsel

                                                                      SCHEDULE I

                              CAESARS WORLD, INC.
                       1801 CENTURY PARK EAST, SUITE 2600
                         LOS ANGELES, CALIFORNIA 90067

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about December 23, 1994 as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Caesars World, Inc. (the "Company") to the holders of record of shares of Common Stock, par value $.10 per share, of the Company (the "Shares") at the close of business on or about December 23, 1994. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company.

  On December 19, 1994, the Company, ITT Florida Enterprises, Inc., a Florida corporation (the "Purchaser"), and ITT Corporation ("Parent") entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Parent will cause the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares, together with the associated Rights, at a price of $67.50 per Share net to the seller in cash, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

  The Merger Agreement requires the Company to take such action as Purchaser may reasonably request to cause the Purchaser's designees to be elected to the Board of Directors under the circumstances described therein. See "Board of Directors and Executive Officers-Right to Designate Directors; The Purchaser Designees."

  You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on December 23, 1994. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, January 24, 1995 unless the Offer is extended.

  The information contained in this Information Statement concerning the Purchaser has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

  The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of December 13, 1994, there were 25,120,963 Shares outstanding. The Board of Directors is divided into three classes and currently consists of eight members. At each annual meeting of stockholders, directors constituting one class are elected for three year terms.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

  The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, any Shares by the Purchaser pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors on the Board of Directors of the Company (the "Purchaser Designees") such that the Purchaser, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will control a majority of such directors, and the Company and its Board of Directors shall, at such time, take any and all such action as Purchaser may reasonably request to cause the Purchaser's Designees to be appointed to the Company's Board of Directors.

  The Purchaser has informed the Company that it will choose the Purchaser Designees from the directors and executive officers listed on Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with this Information Statement. The Purchaser has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director, if so designated. The information on such Schedule I is incorporated herein by reference. No determination has yet been made as to which of the current directors of the Company who are not officers of the Company will continue as directors following the purchase of Shares pursuant to the Offer.

  None of the Purchaser Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company or (iii) to the best knowledge of the Purchaser, beneficially owns any securities (or rights to acquire such securities) of the Company. The Company has been advised by the Purchaser that, to the best of Purchaser's knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9.

  It is expected that the Purchaser Designees may assume office at any time following the acceptance for payment of, and payment for, any Shares pursuant to the Offer, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board of Directors.

  Biographical information concerning each of the Company's current directors and executive officers is presented on the following pages.

                         INFORMATION CONCERNING MEMBERS
                           OF THE BOARD OF DIRECTORS

CERTAIN BACKGROUND AND OTHER INFORMATION CONCERNING DIRECTORS AND NOMINEES

  Unless otherwise indicated, each person listed below has been employed at his present principal occupation for the past five years or prior thereto, and each position listed below is with the Company. Each individual listed below is a citizen of the United States. There are no family relationships among directors, nominees for election as directors and executive officers of the Company.

  Philip Ball (age 60) is Senior Vice President, Secretary and General Counsel of the Company. He has held these positions since he joined the Company in July, 1983 and has also been a director of the Company since such time.

  Irving Buchalter (age 70) was Vice President-Finance of S. Harris & Co., Inc., a privately-held corporation engaged in the distribution of draperies and upholstery fabrics from 1984 to April, 1988 when he retired. Prior to that time, Mr. Buchalter was engaged in private practice as a Certified Public Accountant, Mr. Buchalter has been a director of the Company since December, 1987.

  Terry Burman (age 49) has been President and a director of Barry's Jewelers, Inc., a publicly-held retail jewelry chain, since 1982 and Chief Executive Officer since February, 1993. Mr. Burman has been a director of the Company since December, 1987. On February 26, 1992, Barry's Jewelers, Inc. filed a pre-negotiated plan of reorganization under Chapter XI of the United States Bankruptcy Code which was confirmed on June 19, 1992.

  William E. Chaikin (age 75) since 1983 has been a general partner in Fund of Feature Films, a limited partnership in the business of acquiring and distributing motion pictures. Mr. Chaikin served as Chairman of the Board of American Title Insurance Company between 1962 and 1972. From 1965 to 1972, he was Vice Chairman of Mariners Savings and Loan Association. He served as President of Avco Embassy Pictures Corporation, an international producer and distributor of motion pictures, from 1974 to 1979. Mr. Chaikin has been a director of the Company since December, 1984.

  Henry Gluck (age 66) has been Chief Executive Officer of the Company since February, 1983 and Chairman of the Board since June, 1983. Mr. Gluck became a director of the Company in October, 1982.

  J. Terrence Lanni (age 51) is the President and Chief Operating Officer of the Company. He joined the Company in January, 1977 and became Treasurer in February, 1977, Senior Vice President in April, 1978, Executive Vice President in December, 1979 and President in April, 1981. He became a director of the Company in February, 1982.

  Roger Lee (age 61) is Senior Vice President-Finance and Administration of the Company. He joined the Company in April, 1985. Mr. Lee became a director of the Company in December, 1988.

  Stanley Sevilla (age 74) has been engaged in the practice of law for over forty years with an emphasis on business and real estate matters for his entire career. For about the last six years, he has been a sole practitioner and before that he practiced as a member of the firm of Axelrod, Sevilla and Ross. Mr. Sevilla became a director of the Company in September, 1989.

COMMITTEES AND MEETINGS

  The Board of Directors of the Company has an Audit and Compensation Committee consisting of Messrs. Burman (Chairman), Sevilla and Chaikin. Mr. Burman succeeded Mr. Echeverria as Chairman on December 8, 1994, at which time also Mr. Sevilla joined the Committee. The functions of the Audit and

Compensation Committee of the Company are (i) making recommendations regarding the engagement of the Company's independent auditors after consultation with management, (ii) reviewing the arrangements for and scope of the engagement of the independent auditors, (iii) approving compensation, benefit and contract matters of certain senior officers of the Company and certain other persons, and (iv) reviewing certain transactions in which officers, directors of control persons of the Company may have potential conflicts of interest. The members of the Audit and Compensation Committee also serve as the Committee under the Company's 1983 Long-Term Stock Incentive Program for purposes of determinations pursuant to such Stock Program and also administer the Senior Officers Combined Incentive Plan.

  The Board of Directors of the Company also has an Operations Compensation Committee consisting of Messrs. Gluck and Lanni. The Committee has been delegated authority as to compensation and employment related matters including determining benefits for corporate officers and other key Company personnel exclusive of Messrs. Ball, Gluck, Lanni, Lee, Getz and certain other officers and employees who are within the jurisdiction of the Audit and Compensation Committee.

  During the fiscal year ended July 31, 1994, the Company's Board of Directors held six meetings. Two of the Board's meeting were telephonic. The Audit and Compensation Committee of the Company held ten meetings. Five of these Audit and Compensation Committee meetings were telephonic. The Company does not have a separate nominating committee.

  Under present regulations of the New Jersey Casino Control Commission, a director may not assume office until at least temporarily qualified by the New Jersey Commission.

         SECURITY HOLDINGS OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT

  (a) The following table sets forth certain information as of December 22, 1994 reflecting the number of Shares owned by persons known by the Company to be the beneficial owners of more than five percent (5%) of the Shares. As of such date, there were 25,120,463 Shares outstanding:

                              NUMBER OF SHARES(1)
                       AS TO WHICH THE NAMED BENEFICIAL
                           OWNER HAS THE FOLLOWING:

                         AMOUNT OF    SOLE    SHARED    SOLE      SHARED   PERCENT
    NAME AND ADDRESS     BENEFICIAL  VOTING   VOTING INVESTMENT INVESTMENT   OF
  OF BENEFICIAL OWNER    OWNERSHIP    POWER   POWER    POWER      POWER     CLASS
  -------------------    ---------- --------- ------ ---------- ---------- -------
FMR Corp................ 2,722,737     51,300    0   2,722,737       0      10.8%
 82 Devonshire Street
 Boston, Massachusetts
 02109
Legg Mason, Inc......... 1,623,800  1,623,800    0   1,623,800       0       6.4%
 111 South Calvert
 Street
 Baltimore, Maryland
 21202
Gabelli & Company
 1 Corporate Center
 Rye, New York 10580.... 1,501,800  1,501,800    0   1,501,800       0       5.9%

- --------
(1)The Shares are the only class of the Company's voting securities.

  (b) The following table sets forth certain information as of November 30, 1994 with respect to the Shares beneficially owned by each of the directors and by all directors and executive officers of the Company as a group:

                                                          AMOUNT AND
         NAME OF                                           NATURE OF    PERCENT
        BENEFICIAL                                        BENEFICIAL      OF
          OWNER                                         OWNERSHIP(1)(2)  CLASS
        ----------                                      --------------- -------
      Philip L. Ball...................................      141,507        *
      Irving Buchalter.................................        7,700        *
      Terry Burman.....................................        6,400        *
      William E. Chaikin...............................       12,000        *
      Edwin L. Getz....................................       16,604        *
      Henry Gluck......................................      515,055     2.05%
      J. Terrence Lanni................................      176,566        *
      Roger Lee........................................      168,170        *
      Stanley Sevilla..................................        8,000        *
      All Directors and Officers as a Group (11 per-
       sons)...........................................    1,084,012     4.32%

- --------
* The asterisk in the columns captioned "PERCENT OF CLASS" for Caesars World, Inc. Common Stock indicates less than 1% of the outstanding Common Stock of the Company is beneficially owned.
(1) The number of Shares listed as beneficially owned by the directors, named Executive Officers and All Directors and Executive Officers as a Group includes the following number of Shares not presently owned but as to which such listed beneficial owner has the right to acquire beneficial ownership by exercise of a stock option on or before January 30, 1995: Philip L. Ball--15,000 Shares; Henry Gluck--100,000 Shares; Roger Lee--30,000 Shares; William E. Chaikin--4,000 Shares; Irving Buchalter--4,000 Shares; Edwin Getz--3,5000 Shares; Terry Burman--4,000 Shares; Stanley Sevilla--4,000 Shares; and All Directors and Executive Officers as a Group (11 persons)-- 173,975 Shares. In addition, contingent shares will vest on or before January 30, 1995 as follows: Henry Gluck--25,000 Shares; J. Terrence Lanni--13,334 Shares; Philip L. Ball--6,000 Shares; Roger Lee--6,000 Shares; Edwin Getz--1,000 Shares; and All Directors and Executive Officers as a Group (11 persons)--52,734 Shares. Except for such Shares, each person listed in the table has sole voting, and except for the Shares described in note (2) below sole investment power with respect to all Shares listed in the table opposite each person's name.
(2) The number of Shares listed as beneficially owned by the directors, named Executive Officers, and All Directors and Executive Officers as a Group includes the following number of unvested Shares issued on a restricted basis under employee stock plans: Henry Gluck--243,111 Shares; J. Terrence Lanni--130,960 Shares; Philip L. Ball--58,359 Shares; Edwin Getz--9,338 Shares; Roger Lee--58,359 Shares; and All Directors and Officers as a Group (11 persons)--513,332 Shares. Such restricted stock is held in escrow and vests at varying intervals over pre-determined vesting schedules and may be subject to forfeiture if employment with the Company terminates before completion of vesting dates. While in escrow, such Shares can be voted by the holder; however, the holder cannot dispose of such Shares without the consent of the Company. Upon consummation of the Offer, all nonvested restricted stock will vest.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

  The following table sets forth certain compensation information with respect to the Company and its subsidiaries during the three fiscal years ended July 31, 1992, 1993 and 1994 for the Chief Executive Officer of the Company and each of the other four most highly compensated executive officers of the Company who served in that capacity during the fiscal year ended July 31, 1994 (the five "Named Executive Officers"):

                         SUMMARY COMPENSATION TABLE(1)

                                                                       LONG TERM
                                                                     COMPENSATION
                                                                  -------------------
                                         ANNUAL COMPENSATION            AWARDS
                                     ---------------------------- -------------------
          (A)                (B)        (C)      (D)       (E)       (F)       (G)      (H)
                                                          OTHER                         ALL
                                                         ANNUAL   RESTRICTED           OTHER
                         FISCAL YEAR                     COMPEN-    STOCK    OPTIONS  COMPEN-
        NAME AND            ENDED    SALARY(2)  BONUS   SATION(3)  AWARD(S)  AND SARS SATION
   PRINCIPAL POSITION      JULY 31       $       ($)       ($)      ($)(4)    (#)(5)  ($)(6)
   ------------------    ----------- --------- -------- --------- ---------- -------- -------
Henry Gluck.............    1994     $886,144  $741,840  $13,029  $1,995,550     0    $26,919
 Chairman of the Board &    1993      862,400   848,008   10,802   2,428,398     0     20,822
 Chief Executive Officer    1992      814,400   800,000      --    2,140,500     0        --

J. Terrence Lanni.......    1994      668,208   392,285   13,029   1,077,894     0      5,868
 President & Chief          1993      650,400   381,600   10,802   1,311,696     0      2,951
 Operating Officer          1992      614,400   360,000      --    1,155,870     0        --

Roger Lee...............    1994      342,400   122,404    8,612     479,229     0     14,551
 Senior Vice President-     1993      326,400   148,954    7,141     583,177     0      9,467
 Finance &                  1992      308,400   134,911      --      513,720     0        --
 Administration

Philip L. Ball..........    1994      342,400   122,404    8,612     479,229     0     13,459
 Senior Vice President,     1993      326,400   148,954    7,141     583,177     0      8,825
 Secretary & General        1992      308,400   134,911      --      513,720     0        --
 Counsel

Edwin L. Getz...........    1994      157,400    51,187    6,404      80,119     0      5,613
 Vice President-Taxes       1993      150,400    62,290    5,310      97,497     0      3,586
                            1992      142,900    56,417      --       85,620     0        --

- --------
Notes:
(1) The column for Long-Term Incentive Plan Payouts was eliminated because there were no such item during the three year period ended July 31, 1994.
(2) Includes fixed monthly auto allowances.
(3) Includes tax gross-ups with respect to auto allowance and related auto expense reimbursement. Information for years ended prior to December 15, 1992 is not required to be disclosed. Information as to perquisites aggregating less than the lesser of (i) $50,000 or (ii) such person's reported salary and bonus for any year for any Named Executive Officer was not disclosed for such year based upon the applicable Securities and Exchange Commission regulations.
(4) All such Shares are subject to forfeiture in the event of a termination of employment prior to the lifting of restrictions. The terms of all outstanding restricted stock awards generally provide for the lifting of restrictions or vesting in three annual installments commencing approximately three years after grant date. Vesting may occur earlier than three years after grant with respect to all stock awards upon a Change in Control of the Company (as defined in the respective stock grant agreement), upon certain terminations of employment, or by discretionary action of the Company's Audit and Compensation

    Committee. No dividends are currently being declared on the Shares. If the Company were to pay dividends, any dividends on restricted shares would be held in escrow until those shares vest and would then be distributed with the newly vested shares to the respective Named Executive Officer. For this purpose the term "restricted shares" is used to also include contingent shares payable to Named Executives Officers on completion of specified periods of employment. The awards for fiscal 1992 were determined after July 31, 1992. The dollar value of each award reported for fiscal 1993 and fiscal 1994 was fixed by formula as of July 31, 1993 and July 29, 1994, respectively. The number of shares required to fund the awards for fiscal 1994 was determined by the fair market value of the Company common stock on October 3, 1994. The aggregate number of restricted shares of Company common stock held at July 31, 1994 by each Named Executive Officer and the value in (parenthesis) of such shares as of July 29, 1994 based on the closing price on the New York Stock Exchange on such date were as follows: Henry Gluck-- 222,499 ($8,844,335); J. Terrence Lanni--119,657 ($4,756,366); Roger Lee--
    53,406 ($2,122,888); Philip L. Ball--53,406 ($2,122,888); and Edwin L.
    Getz--8,507 ($338,153).
(5) There were no options or stand-alone SARs granted during the period.
(6) Includes (a) annual IRA contributions in the amount of $2,000 for each Named Executive Officer, (b) premiums on employee-owned life insurance paid in the following amounts for fiscal 1994: Henry Gluck--$21,720; J. Terrence Lanni--$970; Roger Lee--$9,468; Philip L. Ball--$8,376; and Edwin L. Getz-- $1,859 and (c) for fiscal 1994, Section 401(k) retirement plan contributions in the following respective amounts: Henry Gluck--$3,199; J. Terrence Lanni--$2,898; Roger Lee--$3,083; Philip L. Ball--$3,083; and
    Edwin L. Getz--$1,754. The IRA Plan terminated as of December 31, 1993.
(7) During the fiscal year ended July 31, 1994, the other two Executive
    Officers received total salary, bonus and other compensation in the amount of $416,507 and a restricted stock award of 800 shares aggregating $40,904 in value. Since July 31, 1994 these same two other Executive Officers received awards of restricted stock of 2,631 Shares with a value of $114,223 at date of grant.

OPTION VALUES ON JULY 29, 1994

                        AGGREGATE OPTION/SAR EXERCISES
                           IN LAST FISCAL YEAR AND
                     FISCAL YEAR END OPTION/SAR VALUES(1)

          (A)              (B)        (C)             (D)                  (E)
                                                                   VALUE OF UNEXERCISED
                                             NUMBER OF UNEXERCISED     IN-THE-MONEY
                          SHARES               OPTIONS/SARS HELD       OPTION/SARS
                         ACQUIRED             AT FISCAL YEAR END    AT FISCAL YEAR END
                           UPON      VALUE   --------------------- --------------------
                         EXERCISE   REALIZED     EXERCISABLE/          EXERCISABLE/
NAME                        #          $         UNEXERCISABLE        UNEXERCISABLE
- ----                     --------   -------- --------------------- --------------------
Henry Gluck.............     --            0        100,000/0        $   1,447,000/0
J. Terrence Lanni.......  30,000(2) $427,500              0/0                    0/0
Roger Lee...............     --            0         50,000/0        $     955,300/0
Philip Ball.............     --            0         15,000/0        $     127,500/0
Edwin L. Getz...........     --            0      2,625/1,725        $69,562/$46,375

- --------
(1) There were no grants of employee stock options or stand-alone stock appreciation rights (SARs) to the Named Executive Officers during fiscal 1994. There were no stand-alone stock appreciation rights outstanding as of July 31, 1994. All listed stock options include tandem stock appreciation rights except for the options issued to Mr. Getz. In-the-money stock options are options for which the exercise price is less than the market price of the underlying stock on a particular date. These values are based on a price of $39.75 per share, the closing price of the Shares on the New York Stock Exchange on July 29, 1994. Such values were determined by subtracting the applicable exercise price in each case. Since the end of 1994 fiscal year, Mr. Lee exercised options for 20,000 shares realizing $647,450 in value.
(2) Exercise for cash of stock appreciation rights issued in tandem with stock options.

DEFINED BENEFIT PENSION PLANS

                               PENSION PLAN TABLE

 5 YEAR                                          YEARS OF SERVICE
 AVERAGE                           --------------------------------------------
 SALARY                               15       20       25       30       35
 -------                           -------- -------- -------- -------- --------
$  125,000........................ $ 43,750 $ 56,250 $ 68,750 $ 81,250 $ 81,250
   150,000........................   52,500   67,500   82,500   97,500   97,500
   175,000........................   61,200   78,750   96,250  113,750  113,750
   200,000........................   70,000   90,000  110,000  130,000  130,000
   225,000........................   78,750  101,250  123,750  146,250  146,250
   250,000........................   87,500  112,500  137,500  162,500  162,500
   300,000........................  105,000  135,000  165,000  195,000  195,000
   400,000........................  140,000  180,000  220,000  260,000  260,000
   500,000........................  175,000  225,000  275,000  325,000  325,000
   600,000........................  210,000  270,000  330,000  390,000  390,000
   800,000........................  280,000  360,000  440,000  520,000  520,000
  1,000,000.......................  350,000  450,000  550,000  650,000  650,000
  1,200,000.......................  420,000  540,000  660,000  780,000  780,000

  The foregoing table illustrates the annual pension benefits for individuals retiring at age 65 payable in the form of a straight life annuity under the provisions of the Company's Executive Security Plans (collectively, the "Pension Plan") for various levels of compensation and years of service. Under the plan, benefits may also be payable with Committee approval as a lump sum subject to specified conditions. The Pension Plan is a defined benefit pension plan which is not a tax qualified plan and covers full time salaried officers and selected other key executives. All Named Executive Officers were covered by the Plan. The amounts shown in the table are not subject to reduction for Social Security benefits or other offset amounts and are based upon the assumption that the Pension Plan continues in its present form. Pension Plan benefits accrue at the rate of two percent (2%) for each year of credited service with an additional five percent (5%) vesting after completion of ten
(10) years of credited service and vest after five years of credited service with the Company. Under certain circumstances, benefits may be forfeited concurrent with or following termination of employment.

  The remuneration covered by the Pension Plan is the average of the participant's highest five years of salary earned during his last ten years of employment with the Company. For Pension Plan purposes, the "salary" of a Named Executive Officer for a given year (for example fiscal 1994) will be slightly less than the "salary" reported in the Summary Compensation Table, which includes an automobile allowance. As of October 1, 1994, the full years of credited service under the Pension Plan for the Named Executive Officers were as follows: Henry Gluck--12 years; J. Terrence Lanni--17 years; Roger Lee--9 years; Philip L. Ball--11 years; Edwin L. Getz--14 years.

  The Company has established grantor trusts (collectively, the "Trust") in connection with the Pension Plan. Each trust agreement authorizes the trustees to pay to persons entitled to distribution under the Pension Plan, from funds held in the Trust, amounts to which such persons become entitled. The Company has funded the Trust with amounts sufficient to convert current vested benefits under the Pension Plan and intends to make continuing contributions each year so that the Trust will always have sufficient funds to cover vested benefits. In the event of the Company's bankruptcy or insolvency, the Trust assets would be subject to the claims of general creditors. As of July 31, 1994, the Company and its subsidiaries had accrued $18,929,000 for the payment of benefits under the Pension Plan and had funded $12,730,000 of this obligation in the Trust described above.

                        SUPPLEMENTAL PENSION PLAN TABLE

                                                     YEARS OF SERVICE
                                          ---------------------------------------
   AVERAGE
INCENTIVE PAY                               15      20      25      30      35
- -------------                             ------- ------- ------- ------- -------
 $  225,000..............................  67,500  90,000 112,500 135,000 135,000
    250,000..............................  75,000 100,000 125,000 150,000 150,000
    300,000..............................  90,000 120,000 150,000 180,000 180,000
    400,000.............................. 120,000 160,000 200,000 240,000 240,000
    500,000.............................. 150,000 200,000 250,000 300,000 300,000
    600,000.............................. 180,000 240,000 300,000 360,000 360,000
    800,000.............................. 240,000 320,000 400,000 480,000 480,000
  1,000,000.............................. 300,000 400,000 500,000 600,000 600,000
  1,200,000.............................. 360,000 480,000 600,000 720,000 720,000

  The foregoing table illustrates a supplemental pension in the form of a straight life annuity which Mr. Gluck and Mr. Lanni have been accruing since August 1, 1985 pursuant to their employment agreements. The supplemental pension benefit is equivalent to 2% times the number of years of service after July 31, 1985 applied against their respective average incentive compensation since that date to a maximum benefit of 60% of the average incentive compensation. As to such employment contract pension rights based on incentive compensation, the average incentive compensation as of July 31, 1994 for Messrs. Gluck and Lanni since July 31, 1985 was $574,339 and $260,932, respectively, and each has accumulated nine years of service as to such pension rights. For fiscal 1994, the incentive compensation for Messrs. Gluck and Lanni was $741,840 and $392,285, respectively, which amounts are shown in the "Bonus" column in the Summary Compensation Table. Assuming that the 1994 fiscal year incentive compensation amounts would be earned until normal retirement at age 65 for Mr. Lanni and for Mr. Gluck for the remaining five year term of his employment agreement, the approximate annual pension under this provision for Mr. Gluck would be $177,600 and for Mr. Lanni would be $156,800.

COMPENSATION OF DIRECTORS

  Non-employee directors receive $3,000 per month from the Company for serving on its Board. Also, Peter Echeverria receives $1,000 per month for serving as a director of Desert Palace, Inc., a subsidiary of the Company. In addition to the foregoing, non-employee directors of the Company are eligible to receive grants of non-qualified stock options pursuant to the terms and conditions of the Non-Employee Directors' Stock Option Plan described below. Notwithstanding his retirement from the Company's Board, Mr. Echeverria will continue to serve on the Desert Palace, Inc. board of directors.

  On November 24, 1987, the shareholders of the Company approved the Non-Employee Directors' Stock Option Plan, under which the issuance of an aggregate 100,000 Shares was authorized. As of July 31, 1994, options to purchase 60,000 Shares had been issued under this Plan. The Non-Employee Directors' Stock Option Plan provides that non-employee directors will receive certain options to purchase Shares for an exercise price per Share equal to the fair market value of the Shares on the date of grant. New non-employee directors who are elected to the Board for the first time at any special or annual meeting of shareholders on or after November 24, 1987 will each receive, on the election date for their first election to the Board, an option to purchase 5,000 Shares. On the date of each annual meeting of shareholders, each continuing non-employee director is automatically granted an option to purchase an additional 1,000 Shares at fair market value on the date of such meeting. Consequently, on December 7, 1993, the date of the 1993 Annual Meeting, each of the five non-employee directors received an additional option award of 1,000 Shares at a price of $51.13 per share along with Limited Rights as explained below. Moreover, each of Messrs. Buchalter, Burman, Chaikin and Sevilla automatically received an additional option award of 1,000 Shares on the Annual Meeting held on December 8, 1994.

  Each option granted under the Non-Employee Directors' Stock Option Plan shall become exercisable in full on the date six months and one day after the date of grant. The term of each option shall generally be five years from the grant date, but any option shall expire within a maximum of nine months after the optionee ceases to serve as a non-employee director. When each option is granted, Limited Rights equal to the number of Shares covered by such option will also be granted. The Limited Rights will become exercisable for a sixty-day period if certain specified changes in the ownership of the Company occur. Upon the exercise of an option's related Limited Rights, a cash payment will be made and the related option will be canceled. Persons eligible under this Plan are not eligible for awards under the Company's 1983 Long-Term Stock Incentive Program. During the fiscal year ended July 31, 1994, Messrs. Buchalter, Burman, Chaikin and Echeverria exercised stock options for 1,000 Shares each and realized appreciation (market value at date of exercise less exercise price) of $27,435, $21,745, $24,435 and $23,185, respectively. As of July 31, 1994, all options were fully exercisable and the number and value (in parenthesis) of such unexercised options for Shares by non-employee directors were as follows:
Peter Echeverria -- 5,000 Shares ($44,110), Terry Burman -- 4,000 Shares ($36,490), Irving Buchalter -- 5,000 Shares ($44,110), William Chaikin -- 5,000 Shares ($44,110), and Stanley Sevilla -- 4,000 Shares ($36,490). For purposes of the foregoing, value is determined by taking the market price of the Shares on July 29, 1994 and subtracting the option price. On September 23, 1994 Mr. Echeverria exercised options for 1,000 Shares at a price of $32.13 realizing $12,432 in value. On September 30, 1994 Mr. Echeverria exercised additional options for 1,000 Shares at a price of $15.19 and 1,000 Shares at a price of $28.19 realizing $43,120 in value.

  Members of the Audit Compensation Committee (as named below), except the Chairman, receive $750 from the Company for each non-telephonic Committee meeting of the Company. There were five regular and five telephonic Committee meetings during the fiscal year ended July 31, 1994. Peter Echeverria as the Chairman of the Audit and Compensation Committee of the Company received a fee of $1,250 per month from the Company. Commencing December 8, 1994, Mr. Burman, as successor to Mr. Echeverria, became entitled to receive the $1,250 per month fee.

  As officers and full-time employees of the Company, Messrs. Gluck, Lanni, Lee and Ball receive no separate compensation for services as directors or for services on the Operations Compensation Committee.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

  The following discussion is to be read in conjunction with the disclosure regarding the "Amended Agreements" set forth under "Employment Agreements" in
Item 3 of the Schedule 14D-9.

  The Company has a renewable five-year employment agreement with Mr. Gluck and a renewable three-year employment agreement with Mr. Lanni, providing among other things, for employment at current fiscal 1995 annual base salaries of $887,843 for Mr. Gluck and $665,882 for Mr. Lanni, subject to annual cost of living increases or decreases equivalent to two-thirds of the change in the consumer price index during the life of the contracts and further subject to discretionary increases by the Audit and Compensation Committee of the Board. Both Mr. Gluck and Mr. Lanni received 1.8% salary increases effective August 1, 1994. Both employment agreements automatically extend on a daily basis so that the outstanding term is always five-years or three-years, as the case me be, subject to the continuing option by the Company or the employee to terminate the continuing automatic extension provision at any time. In the event of a wrongful termination by the Company, which includes a breach by the Company of any of its obligations under the agreements, Mr. Gluck or Mr. Lanni shall have the option of terminating his respective agreement and obtaining benefits equal to at least the present value at that time (using a rate based on five-year treasury notes) of unpaid salary and incentive compensation for the then remaining term and shall continue to receive all other benefits for the remaining term. Unless Mr. Gluck or Mr. Lanni agrees to a 10% reduction in such payment, such person would have a mitigation obligation to the extent such obligation is provided under California law. Upon termination in either situation, all of the then outstanding unvested restricted or contingent stock and any unexercisable stock options would vest or become exercisable. The agreements also provide for incentive compensation based on or similar to the Incentive Compensation Plan provisions described herein; however the Plan will apply unless the employee elects to be governed by the employment agreement. The agreements further provide for indemnity by the Company in the case of claims related to such persons' employment to the maximum extent allowed under the Florida General Corporation Act.

  In the event of a Change in Control, Mr. Gluck and Mr. Lanni each have a one-year option to terminate their respective agreements and to collect the same payment applicable in the event of a wrongful termination. That payment is substantially equivalent to the amount payable for wrongful termination prior to a Change in Control plus a lump-sum amount equal to the Termination Benefit under the Executive Security Plan. Any such payment is subject to the safe harbor limitation of 2.99 times the base amount established by the Deficit Reduction Act of 1984 ("DEFRA") applicable to therein defined "parachute payments" (the "DEFRA Limitation"). This limitation also applies to benefits payable in the event of a wrongful termination following a Change in Control.

  Under their employment agreements, Messrs. Gluck and Lanni are entitled upon retirement to continuation of medical insurance coverage or the equivalent for themselves (and their respective dependents) for their respective lives plus one year and the Company at July 31, 1994 had accrued $282,000 and $279,000, respectively, for these benefits, subject to the condition that to the extent either is employee by an employer offering such insurance or has medicare coverage, the Company obligation shall be secondary.

  In addition, the Company has contingent severance agreements with all Executive Officers and other key employees, which provide that if (i) a Change in Control (as defined therein) occurs, and (ii) within three years after the Change in Control the executive officer is discharged, other than for cause (as defined therein), or resigns because of several stated reasons including but not limited to, a reduction in compensation or responsibilities or because the Company's principal offices are moved more than twelve miles, the executive officer will be entitled to receive a lump-sum payment equivalent to the amount of salary that the covered person would have received (without considering reductions after the Change in Control) during a period ending upon the later of two years after the Change in Control or one year after the termination of such person's employment and the incentive compensation that would have been earned in the same period computed by projecting and prorating the greater of the incentive compensation amount payable for the full fiscal year preceding the year in which the Change in Control takes place and the amount projected for the year in which the Change in Control takes place. In addition, under such contingent severance agreements, and in some cases under provisions in the stock option and stock bonus agreements, unvested stock options, stock appreciation rights, and restricted or contingent stock grants under stock bonus plans will vest upon such termination of employment. Certain other employment benefits will also continue during such period. The severance agreements also provide for pension benefits to be computed under the assumption that the termination of employment occurred at the end of the two-year/one-year period described above and that the five-year pension plan vesting period is not applicable. Under the terms of such agreements, all such benefits are subject to the DEFRA Limitation described above.

  Assuming that a Change in Control as defined in the above-described agreements were to occur and Messrs. Gluck and Lanni exercise their options to terminate their contracts and Messrs. Ball, Lee and Getz are immediately discharged, the maximum possible aggregate payment amount in lieu of salary, incentive compensation, unvested stock options, restricted stock bonus awards and other benefits under the DEFRA Limitation to Named Executive Officers under the above-described agreements or as to Messrs. Gluck and Lanni under their employment agreements or contingent severance agreements is estimated to be as follows assuming a stock price of $67.50 per share and application of the proposed federal income tax regulations: Henry Gluck--$19,440,803; J. Terrence Lanni--$10,787,153; Roger Lee--$4,279,901; Philip L. Ball--$4,277,265; and
Edwin Getz--$1,008,168. Depending upon the value of the Company's stock and other factors, the actual value of amounts and benefits due under such agreements will vary from time to time and may be less than this maximum.

  Effective January 1, 1994, the Company adopted a 401(k) employee benefit plan covering substantially all of its non-union employees (including the Executive Officers). The plan provides for the Company to contribute one percent (1%) of certain compensation of all participants into the plan and for participants to voluntarily contribute up to twelve percent (12%) of certain compensation into the plan subject to tax law restrictions. For every dollar the participant contributes from the first four percent (4%) of compensation, the Company will match it on a fifty percent (50%) basis with such matching contributions to vest over the first five (5) years of employment. Pursuant to tax law, the annual compensation of each employee taken into account under the plan year cannot exceed $150,000 subject to cost of living increases for calendar years after 1994. Contributions with respect to the Named Executive Officers are included in the Summary Compensation Table.

               TRANSACTIONS WITH EXECUTIVE OFFICERS AND DIRECTORS

    SEE THE SCHEDULE 14D-9, THE FOREGOING DISCUSSION AND SCHEDULE II, BELOW.

               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

  Effective May 1, 1991, the Commission promulgated new rules under Section 16 of the Exchange Act. The Company believes that during the fiscal year ended June 30, 1994, its executive officers and directors have complied with all
Section 16 filing requirements.

                                                                     SCHEDULE II

              CERTAIN TRANSACTIONS IN SHARES OF COMMON STOCK OF
             CAESARS WORLD, INC. EFFECTED DURING THE PAST 60 DAYS

  (1) William Chaikin, a director of the Company, purchased 1,000 shares on November 1, 1994 at a price of $32.13 pursuant to the exercise of a non-employee director's stock option.

  (2) Irving Buchalter, a director of the Company, purchased 1,000 shares on November 8, 1994 at a price of $32.13 pursuant to the exercise of a non-employee director's stock option.

  (3) On December 8, 1994, Messrs. Sevilla, Burman, Buchalter and Chaikin each received a non-employee director's stock option by automatic grant under the Non-Employee Directors' Stock Option Plan. Such grant is automatic upon the annual meeting and occurs each year pursuant to the plan.

  (4) Between November 21, 1994 and November 22, 1994, the following persons irrevocably exercised tax withholding rights with respect to installments of restricted stock and contingent stock vesting on December 22, 1994 in the following share amounts: Henry Gluck--34,699; J. Terrence Lanni--18,564; Philip Ball--8,328; Roger Lee--8,328; Edwin Getz--1,283; Bruce Hinckley--1,283; Jack Leone--519.

  (5) Effective December 22, 1994, pursuant to the tax withholding election described above with respect to restricted and contingent Shares vesting on such date, Shares were withheld with respect to Executive Officers of the Company from Shares otherwise vesting as follows: Henry Gluck--34,699 Shares;
J. Terrence Lanni--18,564 Shares; Philip L. Ball--8,328 Shares; Roger Lee-- 8,328 Shares; Edwin Getz--1,283 Shares; Bruce Hinckley--1,283 Shares and Jack Leone--519 Shares.